Exhibit 99.1

Bioceres Crop Solutions

Fiscal Second Quarter 2025

Financial and Operating Results

February 2025

Bioceres Crop Solutions

Bioceres Crop Solutions Reports

Fiscal Second Quarter 2025

Financial and Operational Results

Total revenues in 2Q25 were $106.7 million

2Q25 net income was $0.6 million and Adjusted EBITDA1 was $15.4 million

ROSARIO, Argentina – February 11, 2025 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal second quarter ended December 31, 2024. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Financial & Business Highlights

•	Revenues in 2Q25 totaled $106.7 million, down from quarterly record-high of $140.2 million in 2Q24, as tight farm economics and elevated channel inventories in Argentina — a decisive market for the quarter — significantly contracted the overall market for crop protection and specialty fertilizers. This led to a year-over-year reduction in sales of non-core CP products and micro-beaded fertilizers, roughly in line with the market decline.

•	Operating profit was $7.9 million and net income was $0.6 million. Adjusted EBITDA[1] for the quarter was $15.4 million, mainly driven by top-line and gross profit performance from Argentina.

•	New strategy defined for seed business, exiting breeding and seed production activities to focus on trait development and key partnerships for market access:

o	Alliance with GDM to use Verdeca’s patented platform to develop and market next generation varieties that combine superior agronomic performance with biotech traits.

o	Trigall Genetics to focus on HB4 trait development in wheat and transfer breeding programs to Florimond Desprez. Rights to HB4 technology outside of Latin America are now fully controlled by Bioceres.

•	Milen Marinov appointed Chief Commercial Officer (CCO).

1 Please refer to “Use of non-IFRS financial information” our use of Adjusted EBITDA and its reconciliation from the most comparable financial measure.

Bioceres Crop Solutions

Management Review

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “Calendar year 2024 has been a reminder that growth, at least in the agriculture industry, is seldom linear. The conditions in Argentina, which remains our primary market, have proven increasingly difficult. This has affected the performance of our fiscal first half, a period during which we are more exposed to sales in the Southern Hemisphere. While we have maintained or gained market share in all our key product segments, we believe this macro environment provides unique opportunities to unlock the full commercial potential of our differentiated portfolio of products and technologies. As a result, we are implementing two significant strategic changes.

First, we are appointing Milen Marinov, who previously served as our EVP of Commercial for North America, as our new Chief Commercial Officer. Milen’s past experience in key commercial development roles in Valagro and then Syngenta, as well as his track record with us since joining the Profarm team last year, positions him uniquely to help us streamline our commercial operations, accelerate the on-boarding of new commercial partners, and better prioritize, diversify and synchronize our portfolio opportunities for profitable growth.

Second, in the seed segment, we are sharpening our focus on what we do best: sourcing cutting-edge science and cost-effectively developing patented seed traits until commercial approval. We have made the strategic decision to exit breeding, seed production and seed sales and will instead partner with industry leaders who are better structured for these activities. As a first step in this new strategy, we are announcing a strategic agreement with GDM for the development of new soybean solutions, with exclusive rights outside the drought tolerance space. Additionally, we are a redefining the scope of our wheat joint venture with Florimond Desprez, exiting conventional breeding operations in Argentina and Australia, while directly licensing our HB4 wheat technology to partners outside of Latin America. We believe these initiatives will enable us to scale our current and future seed technologies more rapidly and efficiently.”

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted: “While our fiscal first half results reflect the challenges posed by the Argentine market, particularly the decline in farmer economics driven by lower commodity prices and weak yield forecasts, we view this setback as temporary.

Argentine farmers faced significant pressure on their per-hectare income from summer crops due to these external factors, which was partially passed on to costs in the form of reduced use of fertilizers and crop protection products. This, in the context of a well-supplied ag-inputs market from aggressive purchasing in the prior season, resulted into price pressure and reduced spending on high-value technologies like ours. However, we are encouraged that we maintained our market share in key product families, despite the overall Argentine market contraction.

We remain optimistic about our long-term prospects, driven by our commitment to developing and commercially scaling up innovative technologies that create value for end-users. We are also cognizant that successfully navigating this period of market volatility requires a strong focus on capital allocation, driving cost efficiencies to safeguard profitability, and transitioning towards a more asset-light business model. The strategic repositioning of our seed business and tighter inventory management are initial steps in this direction.

In the near future we will continue to explore additional opportunities to enhance profitability and cash flows, ensuring we’re well-positioned to capitalize on the groundwork already made to support our global expansion as well as to benefit from the recovery of the Argentine market”.

Bioceres Crop Solutions

Key Financial Metrics

Table 1: 2Q25 & 1H25 Key Financial Metrics

(In millions of U.S. dollars)	2Q24	2Q25	%CHANGE	1H24	1H25	%CHANGE
Revenue by Segment
Crop Protection	71.2	55.2	(23)%	127.2	101.1	(20)%
Seed and Integrated Products	32.2	23.3	(28)%	54.5	43.9	(20)%
Crop Nutrition	36.8	28.2	(23)%	75.1	55.0	(27)%
Total Revenue	140.2	106.7	(24)%	256.8	200.0	(22)%
Gross Profit	51.5	45.1	(12)%	96.5	82.6	(14)%
Gross Margin	37%	42%	557 bps	38%	41%	375 bps

	2Q24	2Q25	%CHANGE	1H24	1H25	%CHANGE
GAAP net income or loss	1.2	0.6	(51)%	(1.4)	(5.6)	(287)%
Adjusted EBITDA	24.1	15.4	(36)%	40.4	23.8	(41)%

2Q25 Summary: Total revenues in 2Q25 were $106.7 million, a 24% decline from the record $140.2 million in the same period last year. The downturn was primarily driven by performance in Argentina where tighter on-farm margins altered farmer purchasing behavior, leading to a significant contraction of the crop protection and specialty fertilizers markets compared to the prior year. Reduced end-user demand added to high channel inventories derived from aggressive purchases in the prior summer crop season, ahead of expectations of changes in macro conditions in Argentina. Non-core crop protection products and micro-beaded fertilizers were the main product categories affected by the market contraction in Argentina and explain the decline in Crop Protection and Crop Nutrition sales, albeit with a roughly stable market share for both categories. Sales in Seed and Integrated Products decreased on the back of reduced downstream grain sales in line with the strategic pivoting of the seed business, partially offset by seed treatment packs sales which showed a modest top-line growth in Argentina despite the market contraction dynamics. Revenues for the first half of FY25 declined by 22% compared to the year-ago period, primarily driven by the crop protection and specialty fertilizers market downturn in Argentina, although the decline was not at the expense of losing market share. Outside of Argentina, revenues showed a modest year-over-year increase in 2Q25 after an overperformance in 1Q25, leading to net growth in 1H25.

Gross profit for the quarter was $45.1 million, a 12% decline year-over-year. The decline in revenues was buffered by an improved product mix, particularly in the Crop Nutrition and Seed and Integrated Products segments, as the company successfully maintained sales of higher-margin inoculants, biostimulants and seed treatment packs, as opposed to reduced sales of lower-margin micro-beaded fertilizers, non-core crop protection products and downstream grain sales. As a result, gross margin increased from 37% to 42%, compared to the previous year. Similarly, first-half gross margin increased from 38% to 41%, as core product families increased contribution to the product mix.

Operating profit for the quarter was $7.9 million, with a net income of 0.6 million. Adjusted EBITDA1 for the quarter was $15.4 million, primarily driven by revenues and gross profit performance.

Bioceres Crop Solutions

Second Quarter 2025 Financial Results

Revenues

Table 2: 2Q25 Revenues by Segment

(In millions of U.S. dollars)	2Q24	2Q25	%CHANGE
Revenue by Segment
Crop Protection	71.2	55.2	(23)%
Seed and Integrated Products	32.2	23.3	(28)%
Crop Nutrition	36.8	28.2	(23)%
Total Revenue	140.2	106.7	(24)%

Revenues in 2Q25 were $106.7 million, a 24% reduction compared to record quarterly revenues in 2Q24, primarily due to soft sales performance in Argentina — a decisive market for the financial performance of the company in both the quarter and the first half of the fiscal year. Farmer purchasing behavior changed significantly compared to the previous summer crop season, as per-hectare farming economics compressed. Lower commodity prices, and on and off dry weather that tempered yield expectations, affected farmer income both on price and expected volume. On the cost side, despite the long-term benefits from improved macroeconomic stability in the country, agricultural activities were negatively impacted by unfavorable FX and inflation dynamics that increased cost pressures. This contraction in farmers’ profits resulted in weaker demand for crop protection and specialty fertilizers which, in a well-supplied agricultural inputs market from aggressive purchasing in the previous season, drove price pressure and market contraction. Despite challenging conditions in Argentina, core product families in the country outperformed market performance and drove stable to slightly improving market share. Non-core products decreased in line with estimated market performance. Outside of Argentina, 2Q25 delivered slight top-line growth primarily driven by inoculants which added to the outperformance in 1Q25, leading to an overall increase in sales for 1H25.

Crop Protection sales experienced the largest decline in absolute terms, with segment revenues totaling $55.2 million, down from $71.2 million in the same quarter last year. This result reflects the performance of the overall market in Argentina, which is estimated to have contracted by 27% in the second half of calendar year 2024. Lower pest presence and weaker farm economics led to decreased product usage. Additionally, well-supplied distribution channels for certain non-core third-party products contributed to reduced sales of lower-margin items. Despite these challenges in Argentina, the company successfully maintained sales of core, high-margin products, such as adjuvants, during the quarter. In the U.S., bioprotection sales were softer year-over-year, due to higher concentration of sales in the first quarter.

Seed & Integrated Product sales were $23.3 million, compared to $32.2 million for the same quarter last year. The decline is mostly explained by lower downstream HB4 grain sales, which were particularly high last year as the company began drawing down grain inventories in line with its decision to move towards a less working capital-intensive model for its HB4 program. While some downstream sales will continue in coming quarters, these will purposefully continue to track below last year’s metric, affecting the topline for this segment, but without a relevant impact on gross profit given the low margin of grain sales. The progressive decrease in revenues from the divestment of HB4 grain inventories aligns with the strategic changes in the seed business that include a shift-away from in-house breeding and seed production activities.

Within this segment, seed treatment pack sales expanded during the quarter. The seed treatment business is primarily geared towards soybean seeds, and a shift in acreage from corn into soybeans contributed positively to this product’s performance, particularly in Argentina.

Finally, Crop Nutrition revenues totaled $28.2 million, down from $36.8 million in the same quarter last year. The decline in sales was driven by lower demand for micro-beaded fertilizers, which saw a 35% drop in volume during the quarter. Demand for specialty fertilizers contracted in Argentina due to a combination of lower corn acreage and tight farm-level economics, which led farmers to apply less fertilization and opt for lower-cost commodity alternatives. Sales of micro-beaded fertilizers decreased in line with the overall specialty fertilizers market contraction, and market share remained stable. Prices also saw mid-teens decline, given lower MAP and DAP prices in Argentina. Inoculant sales grew during the quarter, partially offsetting the fertilizer decline. Biostimulants also performed well, showing slight growth in both Europe and Brazil.

Bioceres Crop Solutions

Gross Profit & Margin
Table 3: 2Q25 Gross Profit by Segment

(In millions of U.S. dollars)	2Q24	2Q25	%CHANGE
Gross profit by Segment
Crop Protection	26.2	20.4	(22)%
Seed and Integrated Products	10.1	8.6	(15)%
Crop Nutrition	15.3	16.1	6%
Total Gross Profit	51.5	45.1	(12)%
%Gross Margin	37%	42%	557 bps

Gross profit for the quarter was $45.1 million, a 12% decline compared to $51.5 million the year before.

Notably, the decline in revenues was partially offset by gross margin expansion due to product mix. The decline was almost entirely explained by the crop protection segment and micro-beaded fertilizers. Overall gross margin expanded compared to the same quarter the year before, rising from 37% to 42%.

In Crop Protection, gross profit was $20.4 million in 2Q25 compared to $26.2 million the same quarter last year, representing a 22% decline, roughly in line with revenue performance. An increase in sales of high-margin adjuvants was partially offset by the quarterly decline in bioprotection product sales in the U.S., which had outperformed in 1Q25. Segment gross margin for the quarter remained steady at 37%.

In the Seed & Integrated Product segment, gross profit declined by 15%, from $10.1 million last year to $8.6 million this quarter. Gross profit for the segment decreased substantially less than revenues since, as mentioned above, the reduction in HB4 grain inventory sales had a minor impact on gross profit. Segment gross margin improved to 37% from 31% last year given a deliberate focus on preserving working capital and prioritizing higher margin products, particularly as the HB4 strategy pivots towards a more capital efficient royalty-based model.

Gross profit for Crop Nutrition increased from $15.3 million last year to $16.1 million this quarter, a 6% year-over-year growth despite the decrease in revenues. High margin inoculant revenues more than compensated for the gross profit contribution decline from micro-beaded fertilizers, leading to a segment gross margin expansion from 41% in the prior year to 57% in 2Q25.

Operating Expenses

Selling, General and Administrative Expenses: SG&A expenses amounted to $33.2 million, a 6% increase from $31.2 million in the same quarter last year. The $2.0 million increase is primarily due to temporary higher expenses in Argentina, driven by unfavorable macroeconomic conditions for dollar-linked businesses, temporary import taxes on raw materials, and an increase in the impairment of receivables to reflect local market conditions. Outside Argentina, SG&A expenses remained largely stable, owing to cost management efforts implemented across multiple regions.

D&A and share-based incentives jointly amounted to $4.3 million compared to $4.7 million last year, with lower share-based incentives partially offset by higher D&A.

Research and Development: total R&D expenses were $4.2 million in 2Q25, compared to $3.6 million in 2Q24. D&A and share-based incentives in R&D expenses were $1.7 million in 2Q25 compared to $1.4 million in 2Q24.

Bioceres Crop Solutions

GAAP Net Income & Adjusted EBITDA

Net Income was $0.6 million in 2Q25, compared to $1.2 million in 2Q24. The decline is explained by lower operating profit — mostly on lower revenues, as discussed — and partially offset by a decrease in income tax expenses accrued during the quarter.

Adjusted EBITDA1 was $15.4 million in 2Q25, compared to $24.1 in 2Q24. The decline was largely driven by reduced gross profit in Crop Protection, as noted earlier. Additionally, JV results had a negative impact on Adjusted EBITDA, with Synertech — JV exclusively manufacturing micro-beaded fertilizers — impacted by lower product demand in recent quarters. Higher temporary expenses in Argentina compared to last year further contributed to the lower Adjusted EBITDA.

Financial Income and Loss
Table 4: 2Q25 Financial Result

(In millions of U.S. dollars)	2Q24	2Q25	%CHANGE
Interest expenses	(3.3)	(5.5)	(68)%
Financial commissions	(0.7)	(1.1)	(74)%
Changes in fair value, FX and other financial results	(3.3)	(0.8)	75%
Total Financial Result	(7.3)	(7.5)	(3)%

Total financial results reached $7.5 million in 2Q25, roughly stable compared to the same quarter last year. A higher financial debt position and higher market interest rates in Argentina and Brazil, led to a $2.6 million increase in interest expenses and financial commissions. Improved performance from Argentine peso-denominated assets, driven by more stable FX dynamics in the country, offset almost in full the increase in interest expenses and financial commissions.

Balance Sheet Highlights
Table 5: Capitalization and Debt

(In millions of U.S. dollars)	As of December, 31
	2023	2024
Total Debt
Short-Term Debt	113.5	119.2
Long-Term Debt	109.5	150.3
Cash and Cash Equivalents	(24.4)	(29.2)
Other short-term investments	(17.0)	(2.0)
Debt net of cash, cash equivalents and other short-term investments	181.6	238.3

Bioceres Crop Solutions

Second Quarter 2025 Earnings Conference Call

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date: Wednesday, February 12, 2025

Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through February 19, 2025, following the conference.

Toll Free Replay Number: 1-866-813-9403 ____________________________________________

International Replay Number: +44 204 525 0658 ____________________________________________

Replay ID: 783074

Time: 8:30 a.m. EST, 5:30 a.m. PST
US Toll Free dial-in number: 1-833-470-1428
International dial-in numbers: Click here
Conference ID: 525329
Webcast: Click here

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices.

The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact Bioceres Crop Solutions	Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Bioceres Crop Solutions

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

Bioceres Crop Solutions

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 6:

2Q25 & 1H25 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	2Q24	2Q25	1H24	1H25
Profit/(loss) for the period	1.2	0.6	(1.4)	(5.6)
Income tax	8.3	(0.2)	8.8	(1.5)
Financial results	7.3	7.5	14.8	17.3
Depreciations & amortizations	4.9	5.9	9.7	11.2
Stock-based compensation charges	2.3	1.6	8.5	2.3
Adjusted EBITDA[2]	24.1	15.4	40.4	23.8

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

	Three-month period ended 12/31/2024	Three-month period ended 12/31/2023
Revenues from contracts with customers	106.8	140.3
Initial recognition and changes in the fair value of biological assets at the point of harvest	(0.1)	(0.1)
Cost of sales	(61.6)	(88.7)
Gross profit	45.1	51.5
% Gross profit	42%	37%
Operating expenses	(37.4)	(34.8)
Share of profit of JV	0.4	2.1
Change in net realizable value of agricultural products	(0.8)	(0.7)
Other income or expenses, net	0.5	(1.2)
Operating profit	7.9	16.8
Financial result	(7.5)	(7.3)
Profit/(loss) before income tax	0.4	9.6
Income tax	0.2	(8.3)
Profit/(loss) for the period	0.6	1.2
Other comprehensive loss	(0.2)	0.5
Total comprehensive profit/(loss)	0.4	1.7

Profit/(loss) for the period attributable to:
Equity holders of the parent	0.1	0.1
Non-controlling interests	0.5	1.1
	0.6	1.2
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	0.2	0.5
Non-controlling interests	0.2	1.2
	0.4	1.7
Weighted average number of shares
Basic	62.8	62.8
Diluted	63.2	63.9

2 Adjusted EBITDA is a non-GAAP measure. See “Use of non-IFRS financial information” for information regarding our use of Adjusted EBITDA and its reconciliation from the most comparable financial measure.

Bioceres Crop Solutions

Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	12/31/2024	06/30/2024
CURRENT ASSETS
Cash and cash equivalents	29.2	44.5
Other financial assets	2.0	11.7
Trade receivables	227.7	207.3
Other receivables	17.2	18.3
Recoverable income taxes	1.5	0.7
Inventories	101.8	125.9
Biological assets	4.4	0.3
Total current assets	383.7	408.7
NON-CURRENT ASSETS
Other financial assets	0.8	0.6
Other receivables	18.2	18.0
Recoverable income taxes	0.0	0.0
Deferred tax assets	12.1	9.7
Investments in joint ventures and associates	40.0	39.8
Investment properties	0.6	0.6
Property, plant and equipment	74.9	74.6
Intangible assets	176.3	176.9
Goodwill	112.2	112.2
Right of use asset	16.3	11.6
Total non-current assets	451.4	443.9
Total assets	835.2	852.5
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	144.0	168.7
Borrowings	119.2	136.7
Employee benefits and social security	8.2	7.3
Deferred revenue and advances from customers	2.9	3.9
Income tax payable	5.9	4.8
Consideration for acquisition	3.2	4.6
Lease liabilities	5.3	3.1
Total current liabilities	288.8	329.3
NON-CURRENT LIABILITIES
Borrowings	66.9	42.1
Deferred revenue and advances from customers	1.9	1.9
Joint ventures and associates	0.7	0.3
Deferred tax liabilities	33.2	35.0
Provisions	1.1	1.3
Consideration for acquisition	2.2	2.3
Secured notes	83.4	80.8
Lease liabilities	10.8	8.2
Total non-current liabilities	200.4	171.9
Total liabilities	489.2	501.2
EQUITY
Equity attributable to owners of the parent	309.4	315.0
Non-controlling interests	36.6	36.3
Total equity	346.0	351.4
Total equity and liabilities	835.2	852.5